Exhibit 99.1

Daqo New Energy Announces Unaudited First Quarter 2018 Results

CHONGQING, China—May 8, 2018—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the first quarter of 2018.

First Quarter 2018 Financial and Operating Highlights

•	Polysilicon production volume of 5,657 MT in Q1 2018, an increase from 5,339 MT in Q4 2017
•	Polysilicon external sales volume(1) of 5,411 MT in Q1 2018, an increase from 4,730 MT in Q4 2017
•	Polysilicon average total production cost(2) of $9.19/kg in Q1 2018, compared to $9.40/kg in Q4 2017
•	Polysilicon average cash cost(2) of $7.53/kg in Q1 2018, compared to $7.64/kg in Q4 2017
•	Polysilicon average selling price (ASP) was $17.68/kg in Q1 2018, compared to $19.09/kg in Q4 2017
•	Solar wafer sales volume of 13.3 million pieces in Q1 2018, compared to 22.3 million pieces in Q4 2017
•	Revenue of $103.3 million in Q1 2018, compared to $103.7 million in Q4 2017
•	Gross profit of $46.2 million in Q1 2018, compared to $46.9 million in Q4 2017. Gross margin of 44.8% in Q1 2018, compared to 45.2% in Q4 2017
•	Non-GAAP gross margin(3) of 45.2% in Q1 2018, compared to 45.6% in Q4 2017
•	EBITDA (non-GAAP)(3) of $51.7 million in Q1 2018, compared to $53.6 million in Q4 2017
•	EBITDA margin (non-GAAP)(3) of 50.0% in Q1 2018, compared to 51.7% in Q4 2017
•	Net income attributable to Daqo New Energy shareholders of $31.6 million in Q1 2018, compared to $33.7 million in Q4 2017 and $22.9 million in Q1 2017
•	Earnings per basic American Depository Share (ADS) of $2.91 in Q1 2018, compared to $3.16 in Q4 2017, and $2.18 in Q1 2017
•	Adjusted net income (non-GAAP)(3) attributable to Daqo New Energy shareholders of $32.9 million in Q1 2018, compared to $35.3 million in Q4 2017 and $24.8 million in Q1 2017
•	Adjusted earnings per basic ADS (non-GAAP)(3) of $3.03 in Q1 2018, compared to $3.31 in Q4 2017, and $2.36 in Q1 2017

	Three months ended
US$ millions except as indicated otherwise	March 31, 2018	December 31, 2017	March 31, 2017
Revenues	103.3	103.7	83.8
Gross profit	46.2	46.9	35.9
Gross margin	44.8%	45.2%	42.8%
Operating income	41.7	43.6	32.2
Net income attributable to Daqo New Energy Corp. shareholders	31.6	33.7	22.9
Earnings per basic ADS ($ per ADS)	2.91	3.16	2.18
Adjusted net income (non-GAAP)(3) attributable to Daqo New Energy Corp. shareholders	32.9	35.3	24.8
Adjusted earnings per basic ADS (non-GAAP)(3) ($ per ADS)	3.03	3.31	2.36
Non-GAAP gross profit(3)	46.6	47.3	36.9
Non-GAAP gross margin(3)	45.2%	45.6%	44.0%
EBITDA (non-GAAP)(3)	51.7	53.6	41.7
EBITDA margin(3) (non-GAAP)	50.0%	51.7%	49.8%
Polysilicon sales volume (MT) (1)	5,411	4,730	4,223
Polysilicon production cost ($/kg)(2)	9.19	9.40	8.41
Polysilicon cash cost (excl. dep’n) ($/kg)(2)	7.53	7.64	6.68

Notes:

(1)	The Company’s polysilicon external sales volume excludes internal sales to Daqo New Energy’s Chongqing wafer manufacturing subsidiary, which utilizes polysilicon as raw material for the production of solar wafers. The sales volume is the quantity of goods that have been received by external customers, and thus the corresponding revenue has been recognized during the period indicated.
(2)	Production cost and cash cost only refer to production in our Xinjiang polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the period indicted. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense in Xinjiang, divided by the production volume in the period indicated.
(3)	Daqo New Energy provides non-GAAP gross profit, non-GAAP gross margin, EBITDA, EBITDA margin, adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

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Management Remarks

“I am pleased to announce another excellent quarter of operational and financial results in which we produced a record high 5,657 MT in polysilicon,” commented Mr. Longgen Zhang, CEO of Daqo New Energy. “We also broke our record for external sales volume during the quarter by shipping 5,411 MT. This strong growth in production and external sales volumes is being driven by our continuing focus on improving manufacturing efficiency and maximizing overall output. Demand for our high-quality polysilicon products remained strong and allowed us to generate $103.3 million in revenue, a gross margin of 44.8%, $31.6 million in net income attributable to Daqo New Energy shareholders, $51.7 million in EBITDA, and an EBITDA margin of 50.0%.”

“Polysilicon ASPs softened in February due to the Chinese New Year holiday but grew strongly in March as downstream customers resumed production. Demand for our ultra-high-quality mono-crystalline-grade polysilicon in particular, which now accounts for approximately 60% of our total production volume, rebounded significantly after the holiday period which can be seen in our record high production volumes and low inventory levels. We signed a 39,600 MT ultra-high-quality polysilicon supply agreement with LONGi in early April that will span from 2018 to 2020 which underlines our reputation as a reliable and preferred supplier. Demand for our mono-crystalline-grade polysilicon also remains robust as we increasingly benefit from its price premium over our multi-crystalline-grade polysilicon and increased demand throughout the rest of the year.”

“The latest industry forecasts indicate that the global solar installations will grow by approximately 10-15% in 2018. According to China’s National Energy Administration, China installed 9.7 GW of PV modules during the first quarter of which 7.7 GW were in distributed generation projects and 2.0 GW were in traditional solar utilities installations. Notably, there is a 217% year-over-year increase in China’s DG installations. China’s National Energy Administration also stressed the importance of the Top Runner Program, PV Poverty Alleviation Program, and the sustainable growth of DG projects, which are expected to continue to drive domestic PV demand. In particular, China recently announced that for the third phase of its Top Runner Program, approximately greater than 80% will utilize mono-crystalline-solar-based technologies, which we believe will create a solid foundation for the sustainable long-term demand for our high-purity mono-crystalline-grade polysilicon products.”

“With rapidly growing customer demand for our products, we are accelerating the pace of our Phase 3B capacity expansion project and now expect to complete construction and installation as well as begin pilot production by the end of 2018. This will allow us to further reduce costs and ramp up to full production capacity of 30,000 MT during the first quarter of 2019.”

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“We are also pleased to announce the next stage in our capacity expansion plan which compliments Phase 3B. Phase 4A will increase our annual polysilicon capacity by 35,000 MT bringing total annual capacity to 65,000 MT by the first quarter of 2020. Design and construction of the new production facility will begin in May 2018 with pilot production expected to begin during the fourth quarter of 2019 before ramping up to full 35,000 MT annual production capacity in the first quarter of 2020. The entirety of our Phase 4 expansion plan will expand our manufacturing capacity by a total of 70,000 MT over two phases, Phase 4A and 4B, which will each consist of 35,000 MT of expanded manufacturing capacity. Phase 4A is an important milestone in our long-term expansion plan to meet surging market demand. This new facility will feature state-of-the-art equipment and technology and produce ultra-high purity mono-crystalline-grade polysilicon, which is in strong demand with only a very few Chinese manufacturers who are able to produce. This additional capacity will improve manufacturing efficiency and is expected to further reduce costs by approximately US$1.70 per kilogram from current levels. Capital expenditures for this facility expected to be at around US$14.0-15.0 per kilogram.”

“We continue to focus on improving manufacturing efficiency and developing additional technological improvements to further reduce costs, especially when it comes to our two biggest polysilicon manufacturing cost components, unit electricity consumption and unit silicon metal consumption. We made significant progress during the quarter by reducing unit electricity consumption per kilogram of polysilicon produced by roughly 10% year-over-year and unit silicon metal consumption by approximately 5% year-over-year.”

“I am pleased with our strong start to the year and believe the US$110 million follow-on offering we completed last month demonstrates the market’s confidence in our strategy, deeply experienced management team, and the sustainable long-term growth of the industry. As our newly added capacity comes on line allowing us to meet growing demand and our competitive advantages in polysilicon quality and production costs bear more fruit, we will be ideally positioned to solidify our position as the polysilicon manufacturing leader.”

Outlook and guidance

The Company expects to produce approximately 5,600 MT to 5,800 MT of polysilicon and sell approximately 5,300 MT to 5,500 MT of polysilicon to external customers during the second quarter of 2018. The above external sales guidance excludes shipments of polysilicon to be used internally by the Company’s Chongqing solar wafer facility, which utilizes polysilicon for its wafer manufacturing operation. Wafer sales volume is expected to be approximately 15.0 million to 20.0 million pieces for the second quarter of 2018. For the full year 2018, the Company expects to produce approximately 22,000 to 23,000 MT of polysilicon, inclusive of the impact of our annual facility maintenance.

This outlook reflects Daqo New Energy’s current and preliminary view as of the date of this press release and may be subject to change. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

First Quarter 2018 Results

Revenues

Revenues were $103.3 million, compared to $103.7 in the fourth quarter of 2017 and $83.8 million in the first quarter of 2017.

3

Revenues from polysilicon sales to external customers were $95.6 million, compared to $89.8 million in the fourth quarter of 2017 and $70.4 million in the first quarter of 2017. External polysilicon sales volume was 5,411 MT, compared to 4,730 MT in the fourth quarter of 2017, and 4,223 MT in the first quarter of 2017. The sequential increase in revenues from polysilicon was primarily due to higher polysilicon sales volumes which were partially offset by lower ASPs.

Revenues from wafer sales were $7.6 million, compared to $13.9 million in the fourth quarter of 2017 and $13.4 million in the first quarter of 2017. Wafer sales volume was 13.3 million pieces, compared to 22.3 million pieces in the fourth quarter of 2017 and 22.4 million pieces in the first quarter of 2017. The sequential decrease in revenues from wafer sales was primarily due to lower sales volumes and a decrease in ASPs.

On January 1, 2018, the Company adopted Accounting Standards Update 2014-09, Revenue from Contracts with Customers (ASC 606) on a full retrospective basis. The adoption has no impact on the Company's financial positions, results of operations or cash flows.

Gross profit and margin

Gross profit was approximately $46.2 million, compared to $46.9 million in the fourth quarter of 2017 and $35.9 million in the first quarter of 2017. Non-GAAP gross profit, which excludes costs related to the non-operational polysilicon assets in Chongqing, was approximately $46.6 million, compared to $47.3 million in the fourth quarter of 2017 and $36.9 million in the first quarter of 2017.

Gross margin was 44.8%, compared to 45.2% in the fourth quarter of 2017 and 42.8% in the first quarter of 2017. The sequential decrease was primarily due a decrease in ASPs which were partially offset by a decrease in average polysilicon production cost.

In the first quarter of 2018, total costs related to the non-operational Chongqing polysilicon assets including depreciation were $0.4 million, compared to $0.4 million in the fourth quarter of 2017 and $1.0 million in the first quarter of 2017. Excluding such costs, non-GAAP gross margin was approximately 45.2%, compared to 45.6% in the fourth quarter of 2017 and 44.0% in the first quarter of 2017.

Selling, general and administrative expenses

Selling, general and administrative expenses were $4.8 million, compared to $4.7 million in the fourth quarter of 2017 and $4.1 million in the first quarter of 2017.

Research and development expenses

Research and development (R&D) expenses were approximately $0.1 million, compared to $0.1 million in the fourth quarter of 2017 and $0.4 million in the first quarter of 2017. Research and development expenses can vary from period to period and reflect R&D activities that took place during the quarter.

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Other operating income

Other operating income was $0.4 million, compared to $4.4 million in the fourth quarter of 2017 and $0.8 million in the first quarter of 2017. Other operating income was mainly composed of unrestricted cash incentives that the Company received from local government authorities, the amount of which varies from period to period.

Operating income and margin

As a result of the foregoing, operating income was $41.7 million, compared to $43.6 million in the fourth quarter of 2017 and $32.2 million in the first quarter of 2017.

Operating margin was 40.4%, compared to 42.0% in the fourth quarter of 2017 and 38.4% in the first quarter of 2017.

Interest expense

Interest expense was $4.1 million, compared to $4.1 million in the fourth quarter of 2017 and $4.3 million in the first quarter of 2017.

EBITDA

EBITDA was $51.7 million, compared to $53.6 million in the fourth quarter of 2017 and $41.7 million in the first quarter of 2017. EBITDA margin was 50.0%, compared to 51.7% in the fourth quarter of 2017 and 49.8% in the first quarter of 2017.

Net income attributable to Daqo New Energy Corp. shareholders and earnings per ADS

As a result of the aforementioned, net income attributable to Daqo New Energy Corp. shareholders was $31.6 million, compared to $33.7 million in the fourth quarter of 2017 and $22.9 million in the first quarter of 2017.

Earnings per basic ADS were $2.91, compared to $3.16 in the fourth quarter of 2017 and $2.18 in the first quarter of 2017.

Financial Condition

As of March 31, 2018, the Company had $83.0 million in cash, cash equivalents and restricted cash, compared to $72.7 million as of December 31, 2017 and $61.2 million as of March 31, 2017. As of March, 2018, the accounts receivable balance was $2.0 million, compared to $3.0 million as of December 31, 2017 and $13.1 million as of March 31, 2017. As of March 31, 2018, the notes receivable balance was $49.7 million, compared to $27.3 million as of December 31, 2017 and $11.7 million as of March 31, 2017. As of March 31, 2018, total borrowings were $217.8 million, of which $108.4 million were long-term borrowings, compared to total borrowings of $212.9 million, including $113.6 million long-term borrowings, as of December 31, 2017 and total borrowings of $236.0 million, including $129.2 million long-term borrowings, as of March 31, 2017.

On April 16, 2018, the Company issued 2,000,000 ADSs, representing 50,000,000 ordinary shares, through a follow-on offering, at $55.00 per ADS. The proceeds, net of underwriting commission, were $105.1 million.

Cash Flows

For the three months ended March 31, 2018, net cash provided by operating activities was $22.0 million, compared to $28.6 million in the same period of 2017. The decrease was primarily due to increased notes receivable balance as of March 31, 2018.

For the three months ended March 31, 2018, net cash used in investing activities was $11.8 million, compared to $16.0 million in the same period of 2017. The net cash used in investing activities in Q1 2018 and Q1 2017 was primarily related to the capital expenditure on the Xinjiang polysilicon projects.

5

For the three months ended March 31, 2018, net cash used in financing activities was $2.4 million, compared to net cash provided by financing activities of $16.5 million in the same period of 2017. Net cash used in financing activities in Q1 2018 and Q1 2017 primarily consists of repayment of related party loans and bank borrowings.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including non-GAAP gross profit and non-GAAP gross margin; earnings before interest, taxes, Depreciation & Amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS. Management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

Non-GAAP gross profit and non-GAAP gross margin includes adjustments for costs related to the non-operational polysilicon assets in Chongqing. Such costs mainly consist of non-cash depreciation costs, as well as utilities and maintenance costs associated with the temporarily idle polysilicon machinery and equipment, which will be or are in the process of being relocated to the Company's Xinjiang polysilicon manufacturing facility. The Company expects a majority of these costs, such as depreciation, will continue to occur as part of the production cost at the Xinjiang facilities subsequent to the completion of the relocation plan. Once these assets are placed back in service, the Company will remove this adjustment from the non-GAAP reconciling item. The Company also uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS exclude costs related to the non-operational polysilicon assets in Chongqing as described above. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS also exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, management excludes this item from its internal operating forecasts and models. Management believes that this adjustment for share-based compensation provides investors with a basis to measure the company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

6

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on May 8, 2018.

The dial-in details for the live conference call are as follows:

Participant dial in (toll free):	+1-888-346-8982
Participant international dial in:	+1-412-902-4272
China mainland toll free:	4001-201203
Hong Kong toll free:	800-905945
Hong Kong-local toll:	+852-301-84992

Participants please ask to be joined into the Daqo New Energy Corp. call.

You can also listen to the conference call via Webcast through the URL: http://mms.prnasia.com/dq/20180508/default.aspx

A replay of the call will be available 1 hour after the end of the conference through May 15, 2018.

The conference call replay numbers are as follows:

US Toll Free:	+1-877-344-7529
International Toll:	+1-412-317-0088
Canada Toll Free:	855-669-9568
Replay access code:	10119885

To access the replay using an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be required to state their name and company upon entering the call.

ABOUT DAQO NEW ENERGY CORP.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2008, the Company is one of the world’s lowest cost producers of high-purity polysilicon and solar wafers. Daqo primarily sells its products to solar cell and solar module manufacturers across the globe and is also a leading supplier of ultra-high-quality polysilicon for the production of high-efficiency mono-crystalline solar products.  Daqo’s highly-efficient and technically advanced manufacturing facility in Xinjiang Province currently has annual polysilicon production capacity of 18,000 metric tons, and the Company is undergoing capacity expansion to reach annual polysilicon production capacity of 30,000 metric tons by the end of 2018. The Company also operates a solar wafer manufacturing facility in Chongqing, China.

For more information, please visit http:// http://daqo.gotoip1.com/

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of 2018 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to lower our production costs. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

8

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended
	Mar 31, 2018	Dec 31, 2017	Mar 31, 2017

Revenues	$103,274	$103,675	$83,808
Cost of revenues	(57,052)	(56,782)	(47,914)
Gross profit	46,222	46,893	35,894
Operating expenses
Selling, general and administrative expenses	(4,806)	(4,681)	(4,060)
Research and development expenses	(121)	(51)	(448)
Other operating income	446	4,403	775
Impairment of long-lived assets	-	(2,988)	-
Total operating expenses	(4,481)	(3,317)	(3,733)
Income from operations	41,741	43,576	32,161
Interest expense	(4,054)	(4,056)	(4,344)
Interest income	156	185	75
Foreign exchange gain (loss)	(6)	(8)	1
Income before income taxes	37,837	39,697	27,893
Income tax expense	(5,864)	(5,605)	(4,742)
Net income	31,973	34,092	23,151
Net income attributable to non-controlling interest	339	380	257
Net income attributable to Daqo New Energy Corp. shareholders	$31,634	$33,712	$22,894

Net income	31,973	34,092	23,151
Other comprehensive income:
Foreign currency translation adjustments	14,826	8,904	2,166
Total other comprehensive income	14,826	8,904	2,166
Comprehensive income	46,799	42,996	25,317
Comprehensive income attributable to non-controlling interest	446	444	270
Comprehensive income attributable to Daqo New Energy Corp. shareholders	$46,353	$42,552	$25,047

Income per ADS
Basic	2.91	3.16	2.18
Diluted	2.79	3.02	2.14
Weighted average ADS outstanding
Basic	10,853,166	10,680,120	10,519,425
Diluted	11,341,860	11,170,576	10,691,911
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Daqo New Energy Corp.

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Mar 31, 2018	Dec 31, 2017	Mar 31, 2017

ASSETS:
Current Assets:
Cash and cash equivalents	$62,386	$60,677	$44,651
Restricted cash	20,592	11,990	16,596
Accounts receivable, net	2,035	2,972	13,121
Notes receivable	49,723	27,286	11,702
Prepaid expenses and other current assets	8,278	8,183	6,069
Advances to suppliers	2,054	2,656	1,283
Inventories	19,502	19,603	16,268
Amount due from related parties	4,964	8,997	345
Total current assets	169,534	142,364	110,035
Property, plant and equipment, net	601,758	579,129	559,900
Prepaid land use right	26,686	25,889	24,871
Deferred tax assets	740	714	591
Investment accounted for under cost-method	712	687	586
TOTAL ASSETS	799,430	748,783	695,983

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	109,485	99,300	106,842
Accounts payable	21,854	22,406	23,130
Notes payable	31,826	16,877	23,749
Advances from customers	9,664	16,691	1,025
Payables for purchases of property, plant and equipment	17,996	25,144	39,367
Accrued expenses and other current liabilities	14,471	16,134	11,417
Amount due to related parties	7,078	6,770	32,925
Income tax payable	11,650	13,191	7,095
Total current liabilities	224,024	216,513	245,550
Long-term borrowings	108,360	113,588	129,198
Other long-term liabilities	24,861	24,154	23,304
TOTAL LIABILITIES	357,245	354,255	398,052

EQUITY:
Ordinary shares	27	27	27
Treasury stock	(1,749)	(1,749)	(1,749)
Additional paid-in capital	247,935	247,077	240,996
Accumulated gains	164,907	133,274	63,326
Accumulated other comprehensive income	27,826	13,107	(6,569)
Total Daqo New Energy Corp.’s shareholders’ equity	438,946	391,736	296,031
Non-controlling interest	3,239	2,792	1,900
Total equity	442,185	394,528	297,931
TOTAL LIABILITIES & EQUITY	799,430	748,783	695,983
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Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the three months ended March 31,
	2018	2017
Operating Activities:
Net income	$31,973	$23,150
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	859	882
Depreciation of property, plant and equipment	9,785	9,587
Disposal of assets loss	-	23

Changes in operating assets and liabilities:
Accounts receivable	1,032	(8,245)
Notes receivable	(21,154)	1,430
Prepaid expenses and other current assets	98	2,024
Advances to suppliers	690	454
Inventories	811	(3,888)
Amount due from related parties	5,056	1,203
Amount due to related parties	271	411
Prepaid land use rights	152	140
Accounts payable	(1,354)	4,233
Notes payable	5,691	(823)
Accrued expenses and other current liabilities	(2,227)	3,029
Income tax payable	(2,000)	1,752
Advances from customers	(7,540)	(6,556)
Deferred government subsidies	(178)	(165)
Net cash provided by operating activities	21,965	28,641

Investing activities:
Purchases of property, plant and equipment	(11,832)	(15,989)
Net cash used in investing activities	(11,832)	(15,989)

Financing activities:
Proceeds from related parties loans	17,900	32,824
Repayment of related parties loans	(17,601)	(32,687)
Proceeds from bank borrowings	13,368	30,856
Repayment of bank borrowings	(16,199)	(14,517)
Cash received from exercise of options	104	3
Net cash (used in) provided by financing activities	(2,428)	16,479

Effect of exchange rate changes	2,606	236
Net increase in cash, cash equivalents and restricted cash	10,311	29,367
Cash, cash equivalents and restricted cash at the beginning of the year	72,667	31,880
Cash, cash equivalents and restricted cash at the end of the year	82,978	61,247

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	Mar 31, 2018	Mar 31, 2017
Cash and cash equivalents	$62,386	$44,651
Restricted cash	20,592	16,596
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$82,978	$61,247

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Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended
	Mar. 31, 2018	Dec. 31, 2017	Mar. 31, 2017
Gross profit	46,222	46,893	35,894
Costs related to the non-operational Chongqing polysilicon operations	389	443	1,003
Non-GAAP gross profit	46,611	47,336	36,897

	Three months Ended
	Mar. 31, 2018	Dec. 31, 2017	Mar. 31, 2017
Gross margin	44.8%	45.2%	42.8%
Costs related to the non-operational Chongqing polysilicon operations (proportion of revenue)	0.4%	0.4%	1.2%
Non-GAAP gross margin	45.2%	45.6%	44.0%

	Three months Ended
	Mar. 31, 2018	Dec. 31, 2017	Mar. 31, 2017
Net income	31,973	34,092	23,151
Income tax expense	5,864	5,605	4,742
Interest expense	4,054	4,056	4,344
Interest income	(156)	(185)	(75)
Depreciation & Amortization	9,937	10,044	9,587
EBITDA (non-GAAP)	51,672	53,612	41,749
EBIDTA margin (non-GAAP)	50.0%	51.7%	49.8%

	Three months Ended
	Mar. 31, 2018	Dec. 31, 2017	Mar. 31, 2017
Net income attributable to Daqo New Energy Corp. shareholders	31,634	33,712	22,894
Costs related to the non-operational Chongqing polysilicon operations	389	443	1,003
Share-based compensation	859	1,170	882
Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders	32,882	35,325	24,779
Adjusted earnings per basic ADS (non-GAAP)	$3.03	$3.31	$2.36
Adjusted earnings per diluted ADS (non-GAAP)	$2.90	$3.16	$2.32

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For further information, please contact:

Daqo New Energy Corp.

Investor Relations

Phone: +86-187-1658-5553

dqir@daqo.com

SOURCE: Daqo New Energy Corp.

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